UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No.:	000-20908

Premier Financial Bancorp, Inc.
(Exact name of registrant as specified in its charter)

c/o Peoples Bancorp Inc., 138 Putnam Street, Marietta, Ohio 45750, (740) 373-3155
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	⌧
Rule 12g-4(a)(2)	□
Rule 12h-3(b)(1)(i)	⌧
Rule 12h-3(b)(1)(ii)	□
Rule 15d-6	□
Rule 15d-22(b)	□

Date:	September 28, 2021	By:	M. Ryan Kirkham, Esq., General Counsel of Peoples Bancorp Inc.,
as successor by merger to Premier Financial Bancorp, Inc.

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2069 (08-11)